Exhibit 99(a)(5)(D)

SEVERSTAL RESPONDS TO THE BOARD OF DIRECTORS OF ESMARK
INCORPORATED

Calls for level playing field

MOSCOW, Russia – June 17, 2008:  OAO Severstal (LSE: SVST; RTS: CHMF; “Severstal”), one of the world’s leading metals and mining companies, last night sent the following letter to the Board of Directors of Esmark Incorporated (NSDQ: ESMK; “Esmark”) with respect to Severstal’s previously announced tender offer to acquire all of the outstanding shares of common stock of Esmark.

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OAO SEVERSTAL

Klara Tsetkin, 2/3

Moscow, Russia 127299

June 16, 2008

Board of Directors

Esmark Incorporated

1134 Market Street

Wheeling, WV 26003

Attention: Mr. James Bouchard

   Chairman and Chief Executive Officer

Dear Mr. Bouchard:

We were disappointed with your Board’s recommendation to Esmark’s shareholders concerning our tender offer, as reflected in your form SC 14D9 filing with the Securities and Exchange Commission on June 12, 2008. We continue to believe that Severstal is best positioned to strengthen and grow Esmark’s current assets, and that our offer provides compelling value for your shareholders through a transaction that can actually be realized. In contrast, we believe that your contemplated transaction with Essar Steel Holdings Limited (“Essar”) does not present these same opportunities, cannot realistically be consummated, and, thus, will not deliver value to your shareholders. As you know, we are not alone in this belief as our offer is supported, unequivocally, by the United Steelworkers (the “USW”) and your largest shareholder. Thus, notwithstanding your negative recommendation, Severstal intends to continue with its plans for a transaction with Esmark because we believe that, ultimately, Esmark’s Board must acknowledge these same facts.

In your 14D9 filing, you note that on June 10, 2008, Essar encouraged your Board to “take all reasonable actions to create a level playing field among the bidders and to allow shareholders the opportunity to receive the maximum value for their shares.”  We agree entirely with that sentiment. But, unfortunately, we also believe that your Board has in reality tipped the scales in favor of a transaction with Essar in a number of significant respects, and thus made it more difficult for your shareholders to receive value.

First, in direct conflict with certain contractual obligations owed to the USW, Esmark entered into an agreement with Essar on April 30, 2008 (the “MOA”), with purportedly binding obligations to pay certain termination fees to Essar in the event that Esmark concluded a transaction with any other bidder, including Severstal. Esmark made this agreement even though we were in active negotiations with you, and even though by that time you were aware that the USW supported a transaction with Severstal and opposed a transaction with Essar. Rather than exempting a Severstal transaction from any termination fee provisions in your agreement with Essar, your Board concluded instead to institute a $22.5 million impediment to a Severstal transaction.(1)  This is no level playing field.

Likewise, the financing agreements that you entered into with Essar on May 2 and May 6 contain provisions which provide for further termination fees to Essar. As described in your filings, in the event of a transaction with Severstal, Essar purportedly has the right to purchase 3,000,000 Esmark shares at the highly discounted price of $12.50 per share. This would translate into $13.5 million of value handed to Essar, and simply further increases the cost of a Severstal transaction.

Notwithstanding these termination fees in favor of Essar and which make competition less likely, in the MOA you also provided Essar with a three-day window to respond to and, in essence, defeat any competing offer by simply matching it. Thus, any bidder, including Severstal, wishing to offer value to your shareholders would have to overcome tens of millions of dollars of transaction costs payable to Essar, and then wait to see if Essar chose to trump that bid simply by matching. Here again, this is no level playing field.

As you know, after Esmark signed the MOA, Severstal still hoped to negotiate an acceptable transaction with you. But on May 2, 2008, you requested that to go forward in any way, Severstal would have to sign a new standstill agreement which would have prohibited Severstal from making any offer for Esmark (of any kind, public or private) without first having your Board’s written consent to do so. We were unable to see how such an arrangement would promote a level playing field for Severstal, and thus, as you are aware we declined to enter into that agreement with you.

(1)           On June 10, in the same communication in which Essar espoused the “level playing field principle,” Essar actually proposed that Esmark agree to increase the termination fee impediment. We encourage your Board to reject this request.

We also believe that your 14D9 filing is materially stilted in favor of an Essar transaction, and against a Severstal transaction. In addition to ignoring the unlikelihood of ever being able to conclude successfully a transaction with Essar, your filing contains incorrect assertions as to the circumstances and merits of our tender offer. While we intend to raise these issues with you more completely at an appropriate time, for now it seems abundantly clear that this filing was designed to unfairly persuade your shareholders to reject Severstal’s offer, as opposed to fairly inform them of the merits of their current opportunities. We are confident that, with complete and accurate disclosure, Esmark’s shareholders will choose the Severstal offer, but we believe your filing has denied them such disclosure.

And, finally, on June 13, you announced that your Board has instituted a poison pill ostensibly to “level the playing field” among bidders, but which in reality is obviously designed to further thwart Severstal’s tender offer in favor of Essar. In fact, it appears that this poison pill is structured, by fiat of the Board, so that it applies to Severstal’s current tender offer but not to Essar’s contemplated tender offer. Given that Esmark actually signed one agreement contemplating the purchase of Esmark shares at $17 per share, we are at a loss to comprehend how you determined to institute measures to block Severstal’s current tender offer for shares at exactly that price. We can only conclude that it is because you have determined to support Essar, over Severstal, for reasons that remain unknown to us for now.

We believe Esmark’s shareholders should be allowed to choose between the questionable transaction with Essar that you support, as opposed to the real value that will be delivered through the Severstal offer. Severstal is confident that, on a truly level playing field, Esmark’s shareholders will choose to realize actual value from the Severstal tender offer, and that Esmark’s opportunity for future success will be maximized as a result. We encourage the Board to take steps to eliminate the prior impediments it has created to Esmark’s shareholders receiving this value, and, in particular, we encourage you to eliminate the termination fees and deal-matching provisions in your Essar agreements as to Severstal, eliminate the poison pill designed to block Severstal’s tender offer, and present Esmark’s shareholders with an unvarnished and unbiased account of the opportunities available to them through a transaction with Severstal.

Sincerely,

/s/ Gregory Mason
Gregory Mason
CEO Severstal International
COO OAO Severstal

About Severstal:

OAO Severstal is an international metals and mining company with a listing on the Russian Trading System and the London Stock Exchange. Incorporated in 1993, the company focuses on high value added and unique niche products and has a successful track record of acquiring and integrating high-quality assets in North America and Europe. Severstal owns mining assets in Russia, thus securing its supplies of raw materials. In 2007, Severstal produced 17.5 million tons of steel. Revenues were $15.2 billion and EBITDA was $3.7 billion. EPS was $1.92.

Forward Looking Statements:

This press release may contain projections and other forward-looking statements regarding future events or the future financial performance of OAO Severstal (Severstal). Forward looking statements are identified by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms, or other similar expressions. Severstal wishes to caution you that these statements are only predictions and that actual events or results may differ materially. Severstal does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that could cause the actual results to differ materially from those contained in projections or forward-looking statements of Severstal may include, among others, general economic conditions in the markets in which Severstal operates, the competitive environment in, and risks associated with operating in, such markets, market change in the steel and mining industries, as well as many other risks affecting Severstal and its operations.

Additional Information and Where to Find it

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR ESMARK’S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY SEVERSTAL WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON MAY 30, 2008, AS AMENDED. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY SEVERSTAL WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, INC. (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

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For further information:

Severstal

Dmitry Druzhinin, Investor Relations

Olga Antonova, Public Relations

+7 495 540 7766

Taylor Rafferty

Michael Henson

+1 212 889 4350 (o)

+1 917 902 0767 (m)

John Dudzinsky

+1 212 889 4350 (o)

+1 646 715 2980 (m)